Exhibit 99.56

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

July 2, 2019

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on July 2, 2019 and disseminated on newswires in Canada.

Item 4 -	Summary of Material Change

Prometic announced share consolidation.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced that the consolidation of the Corporation’s issued and outstanding common shares (“Common Shares”) on the basis of one (1) post-consolidation Common Share for every one thousand (1000) pre-consolidation Common Shares (the “Consolidation”), approved at the special meeting of the common shareholders of the Corporation held on June 19, 2019 (the “Meeting”), will be effective on July 5, 2019 (the “Effective Date”). The Corporation filed articles of amendment on June 28, 2019 to effect the Consolidation. The Common Shares are expected to commence trading on the TSX on a post-consolidation basis at the open of trading on July 5, 2019. The new CUSIP number for the Corporation’s Common Shares is 74342Q302 and the new ISIN number is CA74342Q3026.

“As previously disclosed, we are completing this Consolidation in anticipation of filing an application for trading of the Corporation’s Common Shares on NASDAQ,” stated Kenneth Galbraith, Prometic’s Chief Executive Officer.

Assuming no other change in the issued capital of the Corporation, it is expected that upon completion of the Consolidation, the 23,313,233,245 Common Shares issued and outstanding prior to the Consolidation will be reduced to approximately 23,313,233 Common Shares after giving effect to the Consolidation. The exact number of Common Shares outstanding after the Consolidation will vary based on the elimination of fractional shares. No fractional Common Shares will be issued upon the Consolidation and all fractions of post-consolidation Common Shares will be either bought by the Corporation or rounded up, as detailed hereafter:

(i)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to less than 75% of a whole post-consolidation Common Share, the Corporation intends, pursuant to the special resolution authorizing the board of directors of the Corporation to give effect to the Consolidation (the “Resolution”), for the Corporation to buy the fraction and send payment to the holder (except for amounts of C$5 or less, which shall be retained for the benefit of the

Corporation). The price to be paid for a fraction will be based on the average closing price of the Common Shares on the TSX for the five trading days immediately prior to the Effective Date and shall result in payment for each whole pre-consolidation Common Share held prior to the Consolidation (other than the pre-consolidation Common Shares consolidated into post-consolidation Common Shares) which together constitute the fraction; or

(ii)

in the event that a shareholder would be entitled to receive a fractional Common Share after the Consolidation that is equivalent to 75% or more of a whole post-consolidation Common Share, the Corporation intends, pursuant to the Resolution, for the Corporation to round up to one whole Common Share.

Letters of transmittal will be mailed to the registered holders of the Common Shares, requesting that they surrender their certificates representing the currently outstanding Common Shares to the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., for exchange for new common share certificates representing post-consolidation Common Shares.

Non-registered shareholders of the Corporation holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the proposed Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Further details of the Consolidation are contained in the Management Information Circular of the Corporation dated May 7, 2019, which is be available under Prometic’s profile at www.sedar.com. Readers should review these documents for the specific terms and conditions of the Consolidation.

Indicative Timetable :

Mail Letters of Transmittal to Registered Shareholders	July 2, 2019
Shares commence trading on the TSX on a post-consolidation basis	July 5, 2019

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Operating Officer, North America,

Chief Legal Officer and Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

July 4, 2019

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Operating Officer, North America, Chief Legal Officer and Corporate Secretary